November 2, 2018

Rick Pauls
Chief Executive Officer
DiaMedica Therapeutics Inc.
2 Carlson Parkway, Suite 260
Minneapolis, MN 55447

       Re: DiaMedica Therapeutics Inc.
           Amendment No. 2 to Draft Registration Statement on Form 10 Submitted October 19, 2018
           CIK No. 0001401040

Dear Mr. Pauls:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10 submitted October 19, 2018

Item 1. Business
License Agreement, page 19

1. We note that pursuant to the license and collaboration agreement with Ahon Pharma, you have the potential to receive high single to low double-digit royalties on net sales of
       DM199 in the licensed territories. Please revise the reference to "low double-digit" to disclose a royalty within a ten percent range.
 Rick Pauls
DiaMedica Therapeutics Inc.
November 2, 2018
Page 2

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,
FirstName LastNameRick Pauls
                                                         Division of
Corporation Finance
Comapany NameDiaMedica Therapeutics Inc.
                                                         Office of Healthcare &
Insurance
November 2, 2018 Page 2
cc:       Amy E. Culbert, Esq.
FirstName LastName